SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             (Amendment No. ______)

                           The Navigators Group, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    638904102
                         ------------------------------
                                 (CUSIP Number)

                                Terence N. Deeks
                         C/o The Navigators Group, Inc.
                                 One Penn Plaza
                            New York, New York 10119
                                 (212) 244-2333
                            ------------------------
                                 with copies to:

                               Marc M. Tract, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
                                 --------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 27, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 638904102               SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Terence N. Deeks
      Social Security No.: ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DUAL: BRITISH SUBJECT/NATURALIZED AMERICAN
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        63,061 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            106,942 See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               63,061 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        106,942 Shares See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,304,141 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 638904102               SCHEDULE 13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Monica Deeks
      Social Security No.: ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Non Applicable See Item 4
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,134,138 Shares See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            106,942 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,134,138 Shares See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        106,942 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,241,080 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to shares of Common Stock, par value $.10 per share, (the "Shares") of The Navigators Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Penn Plaza, New York, New York 10119.

Item 2. Identity and Background.

            This statement is being filed by Terence N. Deeks and Monica Deeks, as trustee of the Terence N. Deeks 2002 Qualified Three Year Annuity Trust (the "Trust")(Terence N. Deeks and Monica Deeks are, collectively, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Shares, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement."

            Terence N. Deeks is the Chairman, President and Chief Executive Officer of the Company and his primary business address is One Penn Plaza, New York, New York 10119. The principal business of the Company is writing marine, onshore energy, engineering and construction, and general liability insurance. Terence N. Deeks holds dual citizenship as a British subject and as a naturalized citizen of the United States. Monica Deeks is the wife of Terence N. Deeks and is a citizen of the United States. Monica Deeks' address is 11 Lenox Road, Summit, New Jersey 07901.

            Neither of the Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            Terence N. Deeks acquired the Shares as a founder of the Company, as consideration in connection with the merger with the Company of other entities in which Terence N. Deeks had an ownership interest, through the exercise of stock options granted to Terence N. Deeks by the Company, and through purchases in the open market. The Shares held by the Trust were conveyed to it at no cost by Terence N. Deeks in connection with his estate planning measures.

            Terence N. Deeks unintentionally failed to previously disclose his ownership of the Shares on Schedule 13D. However, since the date of the Company's initial public offering, Terence N. Deeks has complied with all of the filing requirements of Section 16 of the Exchange Act in respect of his ownership of the Shares and the Company has disclosed his ownership of the Shares in each proxy statement and other document filed by the Company with the Securities and Exchange Commission where disclosure of such ownership was required. At no time since the Company's initial public offering has Terence N. Deeks' percentage ownership of the Company's outstanding common stock changed to the extent that he would have been required to amend his filing on Schedule 13D had he made such filing at the time required by the Exchange Act.

Item 4. Purpose of Transaction.

            The Reporting Persons acquired the Shares for investment purposes. Although none of the Reporting Persons has a present intention to acquire additional Shares, other than pursuant to the exercise of the stock options owned by Terence N. Deeks, or to dispose of Shares beneficially owned by such Reporting Person, any of the Reporting Persons, acting alone or separately, may in the future acquire beneficial ownership of additional Shares or dispose of Shares beneficially owned by such Reporting Person, in any case in the open market or in a negotiated transaction.

Item 5. Interest In Securities of Issuer.

            As of the date hereof, Terence N. Deeks is the beneficial owner of 3,304,141 Shares (or approximately 38.9% of the outstanding Shares of the Company) representing the aggregate of (i) 3,134,138 Shares held by the Trust,
(ii) 106,942 Shares held jointly with Monica Deeks, (iii) 5,561 held in his retirement account and (iv) 57,500 additional Shares which may be purchased by Terence N. Deeks within 60 days upon exercise of stock options.

            Terence N. Deeks has the sole power to vote, and the sole power to dispose of, 63,061 Shares. Pursuant to the terms of the Terence N. Deeks 2002 Qualified Three Year Annuity Trust Agreement, (the "Trust Agreement") dated March 26, 2002, between Terence N. Deeks (as settlor) and Monica Deeks (as trustee), Monica Deeks has the sole power to vote, and the sole power to dispose of, 3,134,138 Shares held by the Trust. Monica Deeks and Terence N. Deeks share the power to vote and dispose of 106,942 Shares. Pursuant to Rule 13d-4 of the Exchange Act, Monica Deeks expressly disclaims beneficial ownership of the 3,134,138 Shares held by the Trust, and the filing of this Schedule 13D shall not be construed as an admission that Monica Deeks is the beneficial owner of any Shares held by the Trust.

            Except as described herein, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

            The Trust is governed by the terms of the Trust Agreement. The Trust Agreement provides that in each year in which the Trust exists, it shall pay to Terence N. Deeks (or if he is deceased, to his estate) an annuity based on the market value of the Shares, and, upon termination of the Trust, Monica Deeks (as trustee) shall pay to Terence N. Deeks (or, if he is deceased, to trusts established for certain of his children) any remaining annuity amounts due under the Trust Agreement and the principal amount of the Trust (i.e., the Shares). The Trust Agreement grants to Monica Deeks the sole power to vote the Shares and to make all decisions regarding disposition of the Shares held by the Trust.

            Except as described above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2002


                                           By: /s/ Terence N. Deeks
                                               ---------------------------------
                                               Terence N. Deeks


                                           By: /s/ Monica Deeks
                                               ---------------------------------
                                               Monica Deeks

Item 7. Material to be Filed as Exhibits.

 Exhibit Number                  Description
 --------------                  -----------
       1                         Terence N. Deeks 2002 Qualified Three Year
                                 Annuity Trust Agreement